Exhibit 99.3

Hello Everyone,

My name is Courtney Kinsella from the Operations Team here at Masterworks.

Today we’re thrilled to bring you xTxox xTxhxex xFxuxmxaxrxoxlxexsx, our twelfth offering by the renowned artist, Cecily Brown.

Brown is one of the most celebrated living painters and is best-known for combining abstraction and figuration with frenzied and vibrant applications of paint.

Her market has an Annual Record Price Growth rate of 21.3% based on public auction records from November 2000 to December 2022, and her top auction record is $6.7M based on a sale at Sotheby’s in May 2018

Executed in 2018, the Artwork is a small-scale expressionistic painting with a subdued, predominantly yellow palette. The mountainous background becomes identifiable as a volcano from the title’s reference to a fumarole: the opening on the surface of a volcano which emits gasses and vapors.

So why do we like this painting? Three reasons:

One: Masterworks owns 9 works by Cecily Brown and has successfully exited 3, posting respectable annualized net returns of: 27.3%, 35%, and 77.3% making her one of our highest performing artists.

Two: Repeat sale pairs by the artist appreciated at a median rate of 18.2%, based on 25 sale pairs occurring from November 2000 through March 2023, displaying strong demand for works within the public market.

Three: The artist’s ongoing mid-career survey held at the Metropolitan Museum of Art has placed a spotlight on the artist’s contribution to the art historical canon, and with that her market continues to attract collectors from all regions of the world.

Thank you for joining us, and we look forward to bringing you this work by Cecily Brown.